Exhibit 99.1

 TOWER SEMICONDUCTOR LTD. ANNOUNCES SECOND QUARTER AND SIX MONTHS 2004 RESULTS

             Quarterly Revenues Increased 161 Percent Year-Over-Year
                           and 24 Percent Sequentially

MIGDAL HAEMEK, Israel - July 21, 2004 - Tower Semiconductor Ltd. (NASDAQ: TSEM;
TASE: TSEM) today announced results for the second quarter and six months ended June 30, 2004.

Revenues for the second quarter of 2004 totaled $33.7 million, an increase of 161 percent over $12.9 million reported in the second quarter of 2003 and an increase of 24 percent over revenues of $27.2 million in the first quarter of 2004.

The loss in the second quarter narrowed to $36.5 million, or $0.55 per share, compared to a loss of $38.5 million, or $0.61 per share, for the first quarter of the year. In the second quarter of 2003 the company reported a net loss of $16.8 million, or $0.37 per share.

Revenues for the six months ended June 30, 2004, were $60.9 million, an increase of 139 percent over revenues of $25.5 million for the six months ended June 30, 2003. The company reported a loss of $75.0 million, or $1.16 per share, compared with a loss of $31.2 million, or $0.70 per share, in the six months ended June 30, 2003.

Tower said the second quarter and first half losses reflect the high investment made in Fab 2 and its resulting depreciation, and that it is on course toward positive EBITDA by year-end. The company expects Q-3 2004 revenues to be in the range of $35 million and $38 million.

"I am very pleased that we were able to achieve our performance goals this quarter for both Fab 1 and Fab 2," said Carmel Vernia, Tower's chairman and chief executive officer. "Fab 1 is profitable, and its utilization continues to increase. Fab 2 is still expected to reach 14,000 installed capacity by year-end and we continue to experience higher demand than our current installed capacity from virtually all markets, especially for consumer devices, which results in strong revenue growth."

"Progress was also made in our specialized technologies, with the receipt of our first customer commitment for 0.18-micron embedded flash. Additionally, we shipped first product samples of 0.18-micron CMOS image sensors to two customers and started development work for the RFID tag market, combining our know how and expertise in two of our specialized areas - embedded NVM and mixed signal technologies. We have also continued to execute per plan on our 0.13-micron technology transfer and infrastructure activities."

During the second quarter, the company received a Gold Supplier award for the fifth-consecutive year from Freescale Semiconductor Inc., a subsidiary of Motorola Inc.

Tower will host a conference call to discuss these results on Wednesday, July 21, 2004 at 11:00 a.m. Eastern time / 18:00 Israel time. To participate, call 1-800-946-0712 (U.S. toll-free number) or 1-719-457-2641 (international) and mention ID code: TOWER. Callers in Israel are invited to call locally, at 03-918-0610. The conference call also will be Webcast live at www.companyboardroom.com and at www.towersemi.com. The call will be available on both Web sites for replay for 90 days.

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.18 micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 micron and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18-micron and below process technologies, including foundry-standard technology. When complete, Fab 2 is expected to offer full production capacity of 33,000 200mm wafers per month. The Tower Web site is located at www.towersemi.com.

SAFE HARBOR

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) the completion of the equipment installation, technology transfer and ramp-up of production in Fab 2, (ii) having sufficient funds to complete the Fab 2 project, (iii) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, (iv) operating our facilities at satisfactory utilization rates,
(v) our ability to capitalize on increases in demand for foundry services, (vi) meeting the conditions to receive Israeli government grants and tax benefits approved for Fab 2 and obtaining the approval of the Israeli Investment Center to extend the five-year investment period under our Fab 2 approved enterprise program and of amendments to our modified business plan, (vii) attracting additional customers, (viii) not receiving orders from our wafer partners and technology providers, (ix) failing to maintain and develop our technology processes and services, (x) competing effectively, (xi) our large amount of debt and our satisfying the covenants set forth in our amended facility agreement, and (xii) achieving acceptable device yields, product performance and delivery times. A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in our most recent Annual Report on Form 20-F and in our Form F-3, as amended, as were filed with the Securities and Exchange Commission and the Israel Securities Authority.

                                      # # #

PR Agency Contact         Investor Relations Contact     Corporate Contact
Julie Lass                Sheldon Lutch                  Michael Axelrod
Loomis Group Fusion       IR & Communications            Tower Semiconductor USA
+1 (512) 328 8855         +1 (212) 268 1816              +1 (408) 330 6871
lass@loomisgroup.com      sheldon@fusionir.com           pr@towersemi.com

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
          (dollars in thousands, except share data and per share data)

                                                                 JUNE 30,       DECEMBER 31,
                                                                ---------       ---------
                                                                  2004            2003
                                                                ---------       ---------
 A S S E T S
     CURRENT ASSETS
        CASH AND CASH EQUIVALENTS                              $  19,115       $  12,448
         SHORT-TERM INTEREST-BEARING DEPOSITS                          --              --
         CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS
            DESIGNATED FOR INVESTMENTS RELATING TO FAB 2           42,279          44,042
         TRADE ACCOUNTS RECEIVABLE                                 19,113          11,631
         OTHER RECEIVABLES                                         20,067          11,073
         INVENTORIES                                               25,712          19,382
         OTHER CURRENT ASSETS                                       2,112           1,729
                                                                ---------       ---------
            TOTAL CURRENT ASSETS                                  128,398         100,305
                                                                ---------       ---------
     LONG-TERM INVESTMENTS
         LONG-TERM INTEREST-BEARING DEPOSITS
            DESIGNATED FOR INVESTMENTS RELATING TO FAB 2            4,918           4,848
         OTHER LONG-TERM INVESTMENTS                                6,000           6,000
                                                                ---------       ---------
                                                                   10,918          10,848
                                                                ---------       ---------
     PROPERTY AND EQUIPMENT, NET                                  589,271         568,412
                                                                ---------       ---------
     OTHER ASSETS, NET                                            102,094         108,770
                                                                ---------       ---------
                TOTAL ASSETS                                    $ 830,681       $ 788,335
                                                                =========       =========
LIABILITIES AND SHAREHOLDERS' EQUITY
     CURRENT LIABILITIES
         SHORT-TERM DEBT                                        $      --       $      --
         TRADE ACCOUNTS PAYABLE                                    51,082          40,249
         OTHER CURRENT LIABILITIES                                  8,853           9,564
                                                                ---------       ---------
                TOTAL CURRENT LIABILITIES                          59,935          49,813
     LONG-TERM DEBT                                               461,000         431,000
     CONVERTIBLE DEBENTURES                                        25,508          25,783
     LONG-TERM LIABILITY IN RESPECT
          OF CUSTOMERS' ADVANCES                                   45,762          46,347
     OTHER LONG-TERM LIABILITIES                                    8,209           5,935
                                                                ---------       ---------
                TOTAL LIABILITIES                                 600,414         558,878
     SHAREHOLDERS' EQUITY
         ORDINARY SHARES                                           16,251          13,150
         ADDITIONAL PAID-IN CAPITAL                               517,041         427,881
         PROCEEDS ON ACCOUNT OF SHARE CAPITAL                          --          16,428
         SHAREHOLDER RECEIVABLES                                      (26)            (26)
         ACCUMULATED DEFICIT                                     (293,927)       (218,904)
                                                                ---------       ---------
                                                                  239,339         238,529
         TREASURY STOCK, AT COST - 1,300,000 SHARES                (9,072)         (9,072)
                                                                ---------       ---------
                TOTAL SHAREHOLDERS' EQUITY                        230,267         229,457
                                                                ---------       ---------
                TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $ 830,681       $ 788,335
                                                                =========       =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (dollars in thousands, except share data and per share data)

                                                      Six months ended              Three months ended
                                                      ----------------              ------------------
                                                          June 30,                        June 30,
                                                    2004            2003            2004            2003
                                                  ---------       ---------       ---------       ---------
SALES                                             $  60,899       $  25,471       $  33,652       $  12,879
COST OF SALES                                       104,399          37,268          54,250          19,334
                                                  ---------       ---------       ---------       ---------
          GROSS LOSS                                (43,500)        (11,797)        (20,598)         (6,455)
                                                  ---------       ---------       ---------       ---------
OPERATING COSTS AND EXPENSES
       Research and development                       7,256           8,656           3,751           4,799
       Marketing, general and administrative         11,021          10,764           5,430           5,120
                                                  ---------       ---------       ---------       ---------
                                                     18,277          19,420           9,181           9,919
                                                  ---------       ---------       ---------       ---------
          OPERATING LOSS                            (61,777)        (31,217)        (29,779)        (16,374)
FINANCING EXPENSE, NET                              (13,340)            (29)         (6,809)           (515)
OTHER INCOME, NET                                        94              66              56              59
                                                  ---------       ---------       ---------       ---------
                 LOSS FOR THE PERIOD              $ (75,023)      $ (31,180)      $ (36,532)      $ (16,830)
                                                  =========       =========       =========       =========
BASIC LOSS PER ORDINARY SHARE
       (*) Loss per share                         $   (1.16)      $   (0.70)      $   (0.55)      $   (0.37)
                                                  =========       =========       =========       =========

----------
(*) Basic and diluted loss per share in accordance with U.S. GAAP would be $1.18 and $0.56 for the six and three months ended June 30, 2004 [$0.70 and $0.37 in the six and three months ended June 30, 2003, respectively].